Exhibit 99.1

ENLIVEX THERAPEUTICS LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2023 AND DECEMBER 31, 2022

AND FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2023 AND 2022

ENLIVEX THERAPEUTICS LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2023 AND DECEMBER 31, 2022

AND FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2023 AND 2022

ENLIVEX THERAPEUTICS LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

U.S. dollars in thousands (except share data)

	March 31,	December 31,
	2023	2022

ASSETS
Current Assets
Cash and cash equivalents	$13,138	$49,945
Short term deposits	22,839	299
Prepaid expenses and other receivables	1,604	2,086
Total Current Assets	37,581	52,330

Non-Current Assets
Long term interest-bearing bank deposits	7,252	-
Property and equipment, net	9,828	9,875
Other assets	5,361	5,437
Total Non-Current Assets	22,441	15,312
TOTAL ASSETS	$60,022	$67,642

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable trade	$1,483	$1,948
Accrued expenses and other liabilities	3,970	4,659
Total Current Liabilities	5,453	6,607

Non-Current Liabilities
Other long-term liabilities	3,995	4,194
Total Non-Current Liabilities	3,995	4,194

Commitments and Contingent Liabilities

TOTAL LIABILITIES	9,448	10,801

SHAREHOLDERS’ EQUITY
Ordinary shares of NIS 0.4 par value:Authorized: 45,000,000 shares as of March 31, 2023 and December 31, 2022; Issued and outstanding: 18,566,262 and 18,421,852 as of March 31, 2023 and December 31, 2022;	2,133	2,117
Additional paid in capital	137,583	136,648
Foreign currency translation adjustments	1,101	1,101
Accumulated deficit	(90,243)	(83,025)
TOTAL SHAREHOLDERS’ EQUITY	50,574	56,841
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$60,022	$67,642

The accompanying notes are an integral part of the condensed consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

	For the three months ended
	March 31,
	2023	2022

Revenues	$-	$-

Operating expenses:
Research and development expenses	5,176	4,682
General and administrative expenses	1,607	1,722
	6,783	6,404

Operating loss	(6,783)	(6,404)

Other expense, net	(435)	(1,821)

Net loss	(7,218)	(8,225)

Total comprehensive loss	$(7,218)	$(8,225)

Basic & diluted loss per share	$(0.39)	$(0.45)
Weighted average number of shares outstanding	18,516,438	18,369,827

The accompanying notes are an integral part of the condensed consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (UNAUDITED)

U.S. dollars in thousands (except share data)

	Ordinary Shares		Additional paid in	Currency translation	Accumulated
	Shares	Amount	capital	reserve	deficit	Total

Balance as of December 31, 2022	18,421,852	2,117	136,648	$1,101	(83,025)	56,841
Changes during the three months period ended March 31, 2023:
Restricted stock units vested	34,295	3	(3)	-	-	-
Issuance of shares for cash consideration of $470 net of $152 of issuance costs	110,115	13	305	-	-	318
Stock-based compensation	-	-	633	-	-	633
Net loss	-	-	-	-	(7,218)	(7,218)
Balance as of March 31, 2023 (unaudited)	18,566,262	2,133	137,583	$1,101	(90,243)	50,574

Balance as of December 31, 2021	18,331,507	$2,107	$133,796	$1,101	$(51,965)	$85,039
Changes during the three months period ended March 31, 2022:
Restricted stock units vested	34,295	4	(4)	-	-	-
Exercise of options	7,625	1	49	-	-	50
Stock-based compensation	-	-	788	-	-	788
Net loss	-	-	-	-	(8,225)	(8,225)
Balance as of March 31, 2022 (unaudited)	18,373,427	$2,112	$134,629	$1,101	$(60,190)	$77,652

The accompanying notes are an integral part of the condensed consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands

	For the three months ended March 31,
	2023	2022
Cash flows from operating activities
Net (loss)	$(7,218)	$(8,225)
Adjustments required to reflect net cash used in operating activities:
Income and expenses not involving cash flows:
Depreciation	209	188
Non-cash operating lease expenses	208	185
Share-based compensation	633	788
Loss on marketable securities and short-term bank deposits	1,392	1,966
Changes in operating asset and liability items:
Decrease in prepaid expenses and other receivables	492	1,058
Increase (decrease) in accounts payable trade	(457)	480
Increase (decrease) in accrued expenses and other liabilities	(722)	468
Operating lease liabilities	(321)	(177)
Net cash used in operating activities	(5,784)	(3,269)

Cash flows from investing activities
Purchase of property and equipment	(162)	(952)
Investment in bank deposits, net	(31,184)	(315)
Purchases of marketable securities	-	(1,608)
Proceeds from sales of marketable securities	-	62,549
Net cash (used in) provided by investing activities	(31,346)	59,674

Cash flows from financing activities
Proceeds from issuance of shares net of $152 issuance expenses	318	-
Proceeds from exercise of warrants	-	-
Proceeds from exercise of options	-	50
Net cash provided by financing activities	318	50

Increase (decrease) in cash and cash equivalents	(36,812)	56,455
Cash and cash equivalents - beginning of period	50,357	11,636
	-	-
Cash and cash equivalents - end of period	$13,545	$68,091
Supplemental disclosures of cash flow information:
Cash paid for taxes	$-	$-
Cash paid for interest, net	$205	$7

The accompanying notes are an integral part of the condensed consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2023 (UNAUDITED)

NOTE 1 – GENERAL

a.	Enlivex Therapeutics Ltd. (the “Parent” and, including its consolidated subsidiaries, “we”, “us”, “our” or the “Company”) was originally incorporated on January 22, 2012 under the laws of the State of Israel.

The Company is a clinical stage macrophage reprogramming immunotherapy company, developing AllocetraTM, a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Resetting non-homeostatic macrophages into their homeostatic state is critical for immune system rebalancing and resolution of life-threatening conditions. Non-homeostatic macrophages contribute significantly to the severity of certain diseases, which include solid tumors, sepsis and others.

AllocetraTM is based on the discoveries of Professor Dror Mevorach, an expert on immune activity, macrophage activation and clearance of dying (apoptotic) cells, in his laboratory in the Hadassah University Hospital located in the State of Israel.

The Company’s ordinary shares, par value of NIS 0.40 per share (“Ordinary Shares”), are traded under the symbol “ENLV” on both the Nasdaq Capital Market and on the Tel Aviv Stock Exchange.

b.	Financial Resources

The Company devotes substantially all of its efforts toward research and development activities and raising capital to support such activities. The Company’s activities are subject to significant risks and uncertainties, including failing to secure additional funding before the Company achieves sustainable revenues and profit from operations.

Research and development activities have required significant capital investment since the Company’s inception. The Company expects that its operations will require additional cash investment to pursue the Company’s research and development activities, including preclinical studies, formulation development, clinical trials and related drug manufacturing. The Company has not generated any revenues or product sales and has not achieved profitable operations or positive cash flow from operations. The Company has incurred net losses since its inception, and, as of March 31, 2023, had an accumulated deficit of $90,243 thousand.

The Company expects to continue to incur losses for at least the next several years, and the Company will need to raise additional debt or equity financing or enter into partnerships to fund its development. If the Company is not able to achieve its funding requirements, it may be required to reduce discretionary spending, may not be able to continue the development of its product candidates or may be required to delay its development programs, which could have a material adverse effect on the Company’s ability to achieve its intended business objectives. There can be no assurances that additional financing will be secured or, if secured, will be on favorable terms. The ability of the Company to transition to profitability in the longer term is dependent on developing products and product revenues to support its expenses.

The Company’s management and board of directors (the “Board”) are of the opinion that the Company’s current financial resources will be sufficient to continue the development of the Company’s product candidates for at least twelve months from the date of filing of these financial statements on Form 6-K; however, the Company may determine to raise additional capital during such period as the Board deems prudent. The Company’s management plans to finance its operations with issuances of the Company’s equity securities and, in the longer term, revenues. There are no assurances, however, that the Company will be successful in obtaining the financing necessary for its long-term development. The Company’s ability to continue to operate in the long term is dependent upon additional financial support.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These unaudited condensed consolidated financial statements include the accounts of the Company and have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been made.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2023 (UNAUDITED)

These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited annual financial statements and notes thereto included in the Company’s 2022 Annual Report on Form 20-F, as filed with the SEC on April 10, 2023. The results of operations for the interim periods presented are not necessarily indicative of the operating results for any future period. The December 31, 2022 financial information has been derived from the Company’s audited financial statements.

Use of Estimates

The preparation of interim financial statements in conformity with U.S. GAAP requires management to make certain estimates, judgments and assumptions that affect the reported amounts in the consolidated balance sheets and statements of operations, it also requires that management exercise its judgment in applying the Company’s accounting policies. On an ongoing basis, management evaluates its estimates, including estimates related to its stock-based compensation expense and implicit interest rate on new lease liabilities. Significant estimates in these interim financial statements include estimates made for accrued research and development expenses and stock-based compensation expenses.

Functional Currency and Translation to The Reporting Currency

The functional currency of the Company is the U.S. dollar because the U.S. dollar is the currency of the primary economic environment in which the Company operates and expects to continue to operate in the foreseeable future. Balances related to non-monetary assets and liabilities are based on translated amounts as of the date of the change, and non-monetary assets acquired and liabilities were translated at the approximate exchange rate prevailing at the date of the transaction. Transactions included in the statement of income were translated at the approximate exchange rate in effect at the time of the applicable transaction.

1 U.S. dollar = 3.615 NIS and 3.519 NIS as of March 31, 2023 and December 31, 2022, respectively.

The U.S. dollar increased against the NIS 2.73%, and 2.12% in the three months ended March 31, 2023 and 2022, respectively.

Reclassification of Prior Year Presentation

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations.

Recently Adopted Accounting Standards

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” This updated guidance sets forth a current expected credit loss model based on expected losses. Under this model, an entity recognizes an allowance for expected credit losses based on historical experience, current conditions and forecasted information rather than the current methodology of delaying recognition of credit losses until it is probable a loss has been incurred. This guidance becomes effective for the Company beginning in interim periods starting in fiscal year 2023. The impact of adopting the new standard did not have a material impact on the Company’s consolidated financial statements.

Recently Issued Accounting Pronouncements Not Yet Adopted

The Company has evaluated other recently issued accounting pronouncements and does not currently believe that any of these pronouncements will have a material impact on its condensed consolidated financial statements and related disclosures.

Significant Accounting Policies

There have been no material changes to the significant accounting policies previously disclosed in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2023 (UNAUDITED)

Marketable Securities.

The Company has an investment policy that includes guidelines on acceptable investment securities, minimum credit quality, maturity parameters, and concentration and diversification. The Company invests its excess cash primarily in bank deposits and mutual funds. The mutual funds are classified based on the nature of their underlying securities and their availability for use in current operations. The Company’s marketable equity securities are measured at fair value with gains and losses recognized in other expenses, net.

Net loss realized on equity securities for the three months ended March 31, 2023 and 2022 was $0 and $1,982 thousand, respectively.

NOTE 3 – CASH, CASH EQUIVALENTS AND RESTRICTED CASH

	March 31,	December 31,
(in thousands)	2023	2022

Cash held in banks	$2,167	$2,123
Bank deposits in U.S.$ (annual average interest rates 4.29% and 0.1%)	10,971	47,822
Total cash and cash equivalents	13,138	49,945
Restricted cash – current – Prepaid expenses and other receivables	113	113
Restricted cash – noncurrent – Other assets	294	299
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	$13,545	$50,357

NOTE 4 – SHORT TERM DEPOSITS

	March 31,	December 31,
(in thousands)	2023	2022

Bank deposits in U.S.$ (annual average interest rates 4.69% and 0.3%)	$22,839	$299
Total short-term deposits	$22,839	$299

NOTE 5- LONG TERM INTEREST-BEARING BANK DEPOSITS

	March 31,	December 31,
(in thousands)	2023	2022

Bank deposits in U.S.$ (annual average interest rates 4.2% and 0%)	$7,252	$-
Total long-term interest-bearing bank deposits	$7,252	$-

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2023 (UNAUDITED)

NOTE 6 – PROPERTY AND EQUIPMENT

Property and equipment, net consists of the following:

	March 31,	December 31,
(in thousands)	2023	2022

Cost:
Laboratory equipment	$2,915	$2,851
Computers	276	276
Office furniture & equipment	289	249
Leasehold improvements	8,664	8,606
	12,144	11,982
Accumulated depreciation:
Laboratory equipment	1,560	1,432
Computers	222	203
Office furniture & equipment	31	28
Leasehold improvements	503	444
	2,316	2,107
Depreciated cost	$9,828	$9,875

Depreciation expenses for the three months ended March 31, 2023 and 2022 were $209 and $188 thousand, respectively.

NOTE 7 – OTHER ASSETS

	March 31,	December 31,
(in thousands)	2023	2022

Restricted cash	$294	$299
Long-term prepaid expenses	104	113
Right-of-Use assets, net	4,963	5,025
	$5,361	$5,437

NOTE 8 – ACCRUED EXPENSES AND OTHER LIABILITIES

	March 31,	December 31,
(in thousands)	2023	2022

Vacation, convalescence and bonus accruals	$568	$759
Employees and payroll related	779	539
Short term operating lease liabilities	682	653
Accrued expenses and other	1,941	2,708
	$3,970	$4,659

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2023 (UNAUDITED)

NOTE 9 – LEASES

The Company is a party to operating leases for its corporate offices, laboratory space, plant space and vehicles.

	Three months ended March 31,
(in thousands)	2023	2022

The components of lease expense were as follows:
Operating leases expenses	$252	$237
Supplemental consolidated cash flow information related to operating leases follows:
Cash used in operating activities	$257	$236
Non-cash activity:
Right of use assets obtained in exchange for new operating lease liabilities	$145	$91

	March 31,	December 31,
(in thousands)	2023	2022
Supplemental information related to operating leases, including location of amounts reported in the accompanying consolidated balance sheets, follows:
Other assets - Right-of-Use assets	$6,587	$6,445
Accumulated amortization	1,624	1,420
Operating lease Right-of-Use assets, net	$4,963	$5,025
Lease liabilities – current - Accounts payable and accrued liabilities	$682	$653
Lease liabilities – noncurrent	3,995	4,194
Total operating lease liabilities	$4,677	$4,847
Weighted average remaining lease term in years	7.35	7.6
Weighted average annual discount rate	3.4%	3.4%

Maturities of operating lease liabilities as of March 31, 2023, were as follows:

2023 (after March 31)	$583
2024	713
2025	733
2026	591
2027 and onwards	2,685
Total undiscounted lease liability	5,305
Less: Imputed interest	(628)
Present value of lease liabilities	$4,677

NOTE 10 – COMMITMENTS AND CONTINGENT LIABILITIES

The Company is required to pay royalties to the State of Israel (represented by the Israeli Innovation Authority (the “IIA”)), computed on the basis of proceeds from the sale or license of products for which development was supported by IIA grants. These royalties are generally 3% - 5% of sales until repayment of 100% of the grants (linked to the dollar) received by the Company plus annual interest at a LIBOR-based rate.

The gross amount of grants received by the Company from the IIA, including accrued interest as of March 31, 2023, was approximately $9.3 million. As of March 31, 2023, the Company had not paid any royalties to the IIA.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2023 (UNAUDITED)

NOTE 11 – EQUITY

a)	All Company warrants are classified as a component of shareholders’ equity because such warrants are free standing financial instruments that are legally detachable, separately exercisable, do not embody an obligation for the Company to repurchase its own shares, and permit the holders to receive a fixed number of Ordinary Shares upon exercise, require physical settlement and do not provide any guarantee of value or return.

	Number of Warrants	Weighted average exercise price

Outstanding January 1, 2023	202,251	$23.31
Outstanding and exercisable March 31, 2023	202,251	$23.31

Composed of as follows:

Number of Warrants	Exercise Price Per Share	Issuance date	Expiration date
22,750	$10	February 26, 2020	February 24, 2025
160,727	$25	February 12, 2021	February 9, 2026
18,774	$25	February 17, 2021	February 9, 2026
202,251

b)	On December 30, 2022 the Company entered into an agreement (the “ATM Agreement”), with Cantor Fitzgerald & Co. and JMP Securities LLC, as sales agents (each referred to as an “Agent”, and together, the “Agents”), pursuant to which the Company may elect to sell, but is not obligated to sell, Ordinary Shares having an aggregate offering price of up to $100,000,000 from time to time through the Agents. The offer and sale of Ordinary Shares by the Company under the ATM Agreement may be made in transactions that will be deemed to be “at-the-market” offerings as defined in Rule 415 under the Securities Act of 1933, as amended, including sales made directly on or through the Nasdaq Capital Market, or any other existing trading market in the United States for the Ordinary Shares, sales made to or through a market maker other than on an exchange or otherwise, directly to an Agent as principal, in negotiated transactions, or in any other method permitted by law, which may include block trades. The Company agreed to pay the Agents an aggregate commission of 3.0% of the gross sales price from each sale of Ordinary Shares under the ATM Agreement. During the three months ended March 31, 2023 the Company issued 110,115 Ordinary Shares under the ATM agreement for a gross consideration of $470 thousand before $152 thousand of issuance expenses.

NOTE 12 – SHARE-BASED COMPENSATION

a)	As of March 31, 2023, 5,028,704 Ordinary Shares were authorized for issuance to employees, directors and consultants under the 2019 Equity Incentive Plan, of which 1,523,285 shares were available for future grant.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2023 (UNAUDITED)

b)	The following table contains information concerning options granted under the 2019 Equity Incentive Plan:

	Three months ended March 31,
	2023		2022
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at beginning of period	2,939,434	$5.85	2,142,547	$6.02
Granted	-	$-	264,700	$5.48
Forfeited and expired	(9,566)	$7.76	-	$-
Exercised	-	$-	(7,625)	$6.49
Outstanding at end of period	2,929,868	$5.84	2,399,622	$5.95
Exercisable at end of period	2,053,017	$5.58	1,676,873	$4.98

	Three months ended March 31,
	2023		2022
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Non-vested at beginning of period	986,005	$6.46	529,082	$8.69
Granted	-	$-	264,700	$5.48
Vested	(107,654)	$6.16	(71,033)	$7.01
Forfeited	(1,500)	$5.12	-	$-
Non-vested at the end of period	876,851	$6.48	722,749	$7.67

During the three months ended March 31, 2023 and 2022, the Company recognized $530 thousand and $565 thousand, respectively, of share-based compensation expenses related to stock options. As of March 31, 2023, the total unrecognized estimated compensation cost related to outstanding non-vested stock options was $2,213 thousand, which is expected to be recognized over a weighted average period of 1.57 years.

c)	Set forth below is data regarding the range of exercise prices and remaining contractual life for all options outstanding at March 31, 2023:

Exercise price	Number of options outstanding	Remaining contractual Life (in years)	Intrinsic Value of Options Outstanding (in thousands)	No. of options exercisable
$2.69	649,883	2.17	$617	649,883
$3.66	250,000	7.09	-	243,056
$4.68	49,250	7.00	-	37,062
$5.34	215,200	9.00	-	53,800
$5.34	445,792	9.63	-	69,264
$5.96	150,000	9.63	-	-
$6.22	634,177	4.25	-	634,177
$8.19	150,000	6.63	-	112,500
$8.23	20,000	8.63	-	5,000
$9.02	40,500	7.63	-	20,250
$10.12	12,126	5.68	-	12,126
$12.23	250,000	8.16	-	173,611
$14.00	60,500	8.07	-	40,333
$21.40	1,940	6.32	-	1,455
$90.16	500	1.67	-	500
	2,929,868		$617	2,053,017

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2023 (UNAUDITED)

d)	The following table contains information concerning restricted stock units granted under the 2019 Equity Incentive Plan:

	Three months ended March 31,
	2023		2022
	Number of shares	Weighted average grant date fair value	Number of shares	Weighted average grant date fair value
Nonvested at beginning of period	157,560	$10.02	229,331	$10.08
Forfeited	(125)	$14.67	-	$-
Granted	-	$-	-	$-
Vested	(43,106)	$10.14	(44,544)	$10.29
Nonvested at end of period	114,329	$9.97	184,787	$10.02

The Company estimates the fair value of restricted stock units based on the closing sales price of the Ordinary Shares on the date of grant (or the closing bid price, if no sales were reported). For the three months ended March 31, 2023 and 2022, the Company recognized $103 thousand and $223 thousand, respectively, of share-based compensation expense related to restricted stock units. Total share-based compensation expense related to restricted stock units not yet recognized as of March 31, 2023 was $415 thousand, which is expected to be recognized over a weighted average period of 0.91 years.

e)	The following table summarizes share-based compensation expenses related to grants under the 2019 Equity Incentive Plan included in the statements of operations:

	Three months ended March 31,
(in thousands)	2023	2022
Research & development	$196	$218
General & administrative	437	570
Total	$633	$788

NOTE 13 – FAIR VALUE MEASUREMENT

The Company’s financial assets and liabilities measured at fair value on a recurring basis consisted of the following types of instruments as of March 31, 2023 and December 31, 2022:

(in thousands)	March 31, 2023
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$13,138	$13,138	$-	$-
Short term deposits	22,839	22,839	-	-
Long term deposits	7,252	7,252
Restricted cash current	113	113	-	-
Restricted cash non-current	294	294	-	-
Total financial assets	$43,636	$43,636	$-	$-

(in thousands)	December 31, 2022
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$49,945	$49,945	$-	$-
Short term deposits	299	299	-	-
Restricted cash current	113	113	-	-
Restricted cash non-current	299	299	-	-
Total financial assets	$50,656	$50,656	$-	$-

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2023 (UNAUDITED)

NOTE 14 – EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE

The Company evaluated all events and transactions that occurred subsequent to the balance sheet date and prior to the date on which these unaudited condensed consolidated financial statements were issued and determined that the following subsequent event necessitated disclosure:

1.	During the second quarter of 2023, the Company issued 10,190 Ordinary Shares under the ATM Agreement.